UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         BONNEVILLE PACIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               CUSIP No. 098904105
                                 (CUSIP Number)

                                C. Derek Anderson
                         Plantagenet Capital Fund, L.P.
                               220 Sansome Street
                                    Suite 460
                         San Francisco, California 94104
                                 (415) 433-6536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 45 Pages
                         Exhibit Index Found on Page 19

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         971,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      971,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         971,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         8.4 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Fund II, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         552,500
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      552,500
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         552,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.8%
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         Cayman Islands
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Plantagenet Capital Management LLC
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [ X]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1%
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Anderson Capital Management, Inc.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         115,000
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0%
---------======================================================================
   14    Type of Reporting Person*

         IA, CO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

          John J. Zappettini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,523,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      1,523,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,523,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         13.1%
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Patricia Love Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      1,500
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         115,000
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      1,500
                ------=========================================================
                 10   Shared Dispositive Power

                      115,000
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         116,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.0 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 45 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 098904105
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Derek Anderson
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [  ]

                                                                  (b) [X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         N/A
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [  ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States of America
----------------------=========================================================
                  7   Sole Voting Power

                      245,000
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         1,638,800
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      245,000
                ------=========================================================
                 10   Shared Dispositive Power

                      1,638,800
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,883,800
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [  ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         16.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 45 Pages

      This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on October 14, 1997 (collectively, with all amendments thereto, the "Schedule 13D")

Item 4.  Purpose of the Transaction.

      Item 4 of the Schedule 13D is amended  as follows:

      On August 20, 1998, Anderson, on behalf of the Reporting Persons, entered into a Stipulation (the "Stipulation") with the Company's Trustee pursuant to which, among other items:

       (A) the Reporting Persons

             (i) withdrew a  previously-submitted  objection to the confirmation of the Trustee's Plan of Reorganization (the "Plan") and consented to an order (consistent with the terms of the Stipulation) which confirmed the Plan (1);

            (ii) changed their previously-submitted votes to reject the Plan (as submitted on or about August 17, 1998 with respect to all claim owned or controlled by them) to reflect a vote to accept the Plan; and

            (iii) agreed to submit, upon the Distribution Date (as defined in the Plan) and subject to the Trustee having complied with the Stipulation, a motion to the United States District Court for the District of Utah requesting that the Adversary Proceedings be dismissed with prejudice; and

       (B) The Trustee

            (i) agreed to pay the Reporting Persons $150,000; and

            (ii) selected Harold H. Robinson III to serve as a member of the Board of Directors of the reorganized Company.

      Mr. Harold H. Robinson III has been a member of an advisory board to PCP since 1996, and

-----------
      1 The objection had previously been filed with the U.S. Bankruptcy Court for the District of Utah, Central Division (the "Bankruptcy Court") on August 14, 1998, by Gold Bennett & Cera LLP and Neilson & Senior Anderson, on behalf of Anderson (the "Objection"). The Objection claimed that the Plan should not be confirmed because equity holders are an impaired class under the Plan and should therefore be entitled to vote, because the more than 11,000,000 Shares held by the Trustee and Portland General should be classified separately from other equity holders for purposes of Plan voting, and because the Disclosure Statement demonstrates that the Plan is not feasible. The objection states that the Plan is not feasible because, inter alia, the Plan (a) "contrary to law, proposes to pay from the Debtor (the Company) more than $45,000,000 in post-petition interest to unsecured creditors" and (b) "proposes to leave the reorganized debtor (the Company) with virtually no working capital, requirements for substantial funds from financing and guarantees on subsidiary indebtedness of almost $30,000,000." See Exhibit 6 for the full text of the Objection.

                               Page 10 of 45 Pages
was designated by the Reporting Persons, in conjunction with the Stipulation, as the remaining person to be selected by the Trustee as a member of the reorganized Board of Directors. (2)

      For more complete information regarding the terms and conditions of the Stipulation, see the text of the Stipulation, as filed as Exhibit 7 to the
Schedule 13D. The Stipulation, as well as the Plan, was approved by the Bankruptcy Court on August 26, 1998. (3)

      For further information regarding the Adversary Proceeding as well as further background information to this amendment to the Schedule 13D, see the Amendment No. 3 to Schedule 13D as filed by the Reporting Persons with the Securities and Exchange Commission on August 12, 1998.

      The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by Plantagenet, Plantagenet II, the accounts managed by ACM, P. Anderson and Anderson were made in the ordinary course of business and were not made for the purpose of any Reporting Person acquiring control of the Company. Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares (other than the approximately 269,687 Shares (4) to be acquired by Plantagenet II upon the Distribution Date (as defined in the
Plan) as its pro-rata share of the equity to be distributed with respect to Classes 5, 6 and 9 approved Claims pursuant to the terms of Plan), each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other
investment  considerations.   No  Reporting  Person  has  made  a

-----------
      2 To the Reporting Persons' knowledge, Mr. Robinson is not the beneficial owner of any Shares.

      3 The Stipulation remains subject to the effectiveness of the Plan. If the Plan does not become effective, then, pursuant to the terms of the Stipulation, the Stipulation shall be null and void.

      4 Such figure is reported before taking into effect the one-for-four reverse stock split to be implemented pursuant to the Plan.

                               Page 11 of 45 Pages
determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Also, the Reporting Persons have engaged in and may continue to engage in communications with one or more shareholders of the Company, one or more creditors of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, the Trustee and/or Indeck regarding the Company, including but not limited to the Company's operations, the Stipulation or the resolution of the bankruptcy proceedings.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

      A. Plantagenet Capital Fund, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 11,600,000 Shares outstanding reported by the Company in its Form 10-Q for the period ended June 30, 1997.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) PCP, as the general partner of Plantagenet, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

                               Page 12 of 45 Pages

      B. Plantagenet Capital Fund II, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Plantagenet II is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) PCP, as the general partner of Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      C. Plantagenet Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCP is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      D. Plantagenet Capital Management LLC

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for PCMLLC is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      E. Anderson Capital Management, Inc.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for ACM is incorporated herein by reference.

                               Page 13 of 45 Pages

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      F. John J. Zappettini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Zappettini is incorporated herein by reference.

            (c)   Not applicable.

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC.

            (e)   Not applicable.

      G. Patricia Love Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for P. Anderson is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

            (d) Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      H. C. Derek Anderson

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

                               Page 14 of 45 Pages

            (d) PCP, as the general partner of each of Plantagenet and Plantagenet II, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Plantagenet and Plantagenet II. PCMLLC is the general partner of PCP. Zappettini is Managing Partner of PCMLLC and Anderson is President and managing member of PCMLLC. Both P. Anderson, as President, CEO and Director of ACM, and Anderson, as Chairman of the Investment Committee and Director of ACM, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares held by the accounts managed by ACM.

            (e)   Not applicable.

      The Shares reported hereby for Plantagenet are owned directly by it. The Shares reported hereby for Plantagenet II are owned directly by it. Both PCP, as the general partner of each of Plantagenet and Plantagenet II, and PCMLLC, as the sole general partner of PCP, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. Zappettini, as Managing Partner of PCMLLC, may be deemed to be the beneficial owner of the Shares held by Plantagenet and Plantagenet II. P. Anderson, as President, CEO and Director of ACM, may be deemed to be the beneficial owner of the Shares held by the accounts managed by ACM in addition to the Shares held directly by her. Anderson, as President and managing member of PCMLLC and as Chairman of the Investment Committee and Director of ACM, may be deemed to be the beneficial owner of the Shares held by Plantagenet, Plantagenet II, and ACM in addition to the Shares held directly by him. Each of PCP, PCMLLC, ACM and Zappettini hereby disclaim any beneficial ownership of any such Shares. P. Anderson hereby disclaims any beneficial ownership of any Shares other than the 1,500 Shares held directly by her. Anderson hereby disclaims any beneficial ownership of any Shares other than the 245,000 Shares held directly by him.

Item 6.  Contracts,  Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is amended as follows:

      Except as otherwise described above, including but not limited to the Stipulation, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company,

                               Page 15 of 45 Pages
including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      Item 7 of the Schedule 13D is amended as follows:

      There is filed herewith as Exhibit 6 to the Schedule 13D the Objection and as Exhibit 7 to the Schedule 13D the August 21, 1998 Trustee's Notice of Stipulation Resolving Objection of C. Derek Anderson to the Trustee's Amended Chapter 11 Plan and Notice of the Trustee's Selection of the Remaining Member of the Board of Directors for the Reorganized Debtor, including as part thereof, the Stipulation. See Item 4 and Item 6 for a discussion of both exhibits.

                               Page 16 of 45 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1998

                           PLANTAGENET CAPITAL FUND, L.P.

                           By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                              its General Partner

                           By:PLANTAGENET CAPITAL MANAGEMENT LLC,
                              its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Sr. Managing Partner


                           PLANTAGENET CAPITAL FUND II, L.P.

                           By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                               its General Partner

                           By:PLANTAGENET CAPITAL MANAGEMENT LLC,
                               its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Sr. Managing Partner


                           PLANTAGENET CAPITAL PARTNERS, L.P.

                           By:PLANTAGENET CAPITAL MANAGEMENT LLC,
                               its General Partner


                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Sr. Managing Partner



[Signatures continued to next page]

                               Page 17 of 45 Pages

[Signatures continued from prior page]


                           PLANTAGENET CAPITAL MANAGEMENT LLC



                           By:/s/ C. Derek Anderson
                              ____________________________________
                              Name: C. Derek Anderson
                              Title: Sr. Managing Partner



                           ANDERSON CAPITAL MANAGEMENT, INC.



                           By:/s/ Patricia Love Anderson
                              ____________________________________
                              Name: Patricia Love Anderson
                              Title: President


                           /s/ Patricia Love Anderson
                           ---------------------------------------
                             Patricia Love Anderson


                           /s/ John J. Zappettini
                           ---------------------------------------
                           John J. Zappettini


                           /s/ C. Derek Anderson
                           ----------------------------------------
                           C. Derek Anderson

                               Page 18 of 45 Pages

                                  EXHIBIT INDEX


      Exhibit 6   Objections  of  C.  Derek   Anderson  to  Trustee's  Plan  of
                  Reorganization (Dated April 22, 1998)

      Exhibit 7 Trustee's Notice of Stipulation Resolving Objection of C. Derek Anderson to the Trustee's Amended Chapter 11 Plan and Notice of the Trustee's Selection of the Remaining Member of the Board of Directors for the Reorganized Debtor.

                               Page 19 of 45 Pages

                                                                       EXHIBIT 6
                                                                              to
                                                                    SCHEDULE 13D
GOLD BENNETT & CERA LLP
PAUL F. BENNETT
GEORGE S. TREVOR
GARY GARRIGUES
595 Market Street, Suite 2300
San Francisco, California 94105
Telephone:  (415) 777-2230

NEILSEN & SENIOR
NOEL S. HYDE
1100 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone:  (801) 532-1900

Attorneys for Equityholder C. Derek Anderson





         IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF UTAH

                                CENTRAL DIVISION



      In re BONNEVILLE PACIFIC            )     Bankruptcy No. 91A-27701
      CORPORATION,                        )          (Chapter 11)
                                          )
                  Debtor                  )     (Hon. John H. Allen)





                       OBJECTIONS OF C. DEREK ANDERSON TO
                        TRUSTEE'S PLAN OF REORGANIZATION
                             (Dated April 22, 1998)

                              Page 20 of 45 Pages

      C. Derek Anderson  ("Anderson"),  who,  directly or  indirectly,  holds or
controls  more  than  1,800,000   shares  of  Bonneville   Pacific   Corporation
("Bonneville") common stock and claims in Classes 5, 6 and 9, which in the aggregate total more than $900,000.00, hereby objects to the confirmation of the Trustee's Proposed Plan of Reorganization dated April 22, 1998, as amended (the "Plan"). (1)

                                       I.

                                  INTRODUCTION

      At the hearings on approval of the Disclosure Statement, this Court specifically ruled that all of Anderson's objections to the Disclosure Statement were to be deferred until the hearing on Plan Confirmation. At this time, Anderson reasserts the following objections to the Trustee's Plan:

      1. As a matter of law, equityholders are an impaired class under the Plan and, as such, are entitled to vote on the Plan-11 U.S.C. Section 1124;

      2. As a matter of law and fact, the shares of Bonneville common stock held by Portland General and the Trustee, totalling more than 11,000,000 shares of Bonneville common stock, must be classified separately from those of other equityholders for purposes of voting on the Plan-11 U.S. C. Section 1122; and

      3. The Disclosure Statement demonstrates that the Plan is not feasible (11 U.S.C. Section 1129(a)(11)) because, inter alia:

-----------
      1 Attached hereto as Exhibit A is a schedule of claims and equity interests which Anderson, directly or indirectly, holds.

                              Page 21 of 45 Pages

            a. The Plan, contrary to law, proposes to pay from the Debtor more than $45 million in post-petition interest to unsecured creditors. In Re New Valley Corp., 168 B.R. 72 (Bankr.D.N.J.
                  1994); and

            b. The Plan proposes to leave the reorganized debtor with virtually no working capital, requirements for substantial funds from financing and guarantees on subsidiary indebtedness of almost $30 million. Disclosure Statement at 131 and 155.

                                       II.

                                    ARGUMENT

      The purpose of a confirmation hearing is the determine [sic] whether the plan proponent can establish each of the requirements for confirmation. The proponent bears the burden of proving that each of the subsections of 11 U.S.C.
Section 1129(a) and 11 U.S.C.  Section 1120(b) has been satisfied.  Acequia Inc.
v. Clinton, 787 F.2d 1352, 1358 (9th Cir. 1986). The plan proponent bears the burden of proof by a preponderance of the evidence. In re Biscoe Enters., Ltd. II, F.2d 1160, 1163 (5th Cir.), cert. denied, 510 U.S. 992 (1993).

      In particular, the Plan proponent must satisfy Section 1129(a)(3) which requires that the plan "has been proposed in good faith" and that the plan has not been proposed "by any means forbidden by law". Good faith means that there exists "a reasonable likelihood that the plan will achieve a result consistent with the objections and purposes of the Bankruptcy Code." In re Madison Hotel Assocs., 749 F.2d 410 (7th Cir. 1984). The plan "must be viewed in light of the totality of the circumstances surrounding confection of the

                              Page 22 of 45 Pages
plan". In light of the payment of virtually all of the debtor's cash to unsecured creditors -- more than $45 million of which is for the payment of post-petition interest which is not required by the Bankruptcy Code -- the Trustee cannot meet his burden on this issue.

      The Plan proponent must also prove compliance with Section 1129(a)(11) which requires that the court find that confirmation "is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any successor to the debtor under the plan, unless such liquidation or reorganization is proposed in the plan". In re Hotel Assocs. of Tucson, 165 B.R. 470, 474 (9th Cir., B.A. P., 1994). The bankruptcy court has an obligation to scrutinize the plan carefully to determine whether it offers a reasonable prospect of success and is workable. In re Pikes Peak Water Co., 779 f.2d 1456, 1460 (10th Cir. 1985). Here, the Disclosure Statement, itself, shows that the Plan is unfeasible. Disclosure Statement 131 and 155. This is largely the result of the Trustee's decision to pay more than $45 million in post-petition interest where he was not required to do so under applicable law.

      For the foregoing reasons and as more fully set forth in the previously filed Objections of C. Derek Anderson to the Trustee's Disclosure Statement, dated April 22, 1998 (the "Objections"), Anderson requests that the Court deny confirmation of the Trustee's Plan. (2)

      If the Court disagrees with Anderson and decides to confirm the Plan as proposed by the Trustee, Anderson would and hereby does, in the alternative, request that the

-----------
      2 For the Court's convenience, Anderson attaches hereto a copy of his previously filed Objections which Objections were deferred by this Court until the Plan Confirmation Hearing.

                              Page 23 of 45 Pages

Court order that all monies earmarked for the payment of post-petition interest to Classes 1-4 (in excess of $45 million) be set aside in a Court controlled and interest bearing escrow account pending final resolution of the post-petition interest issue on appeal.

                                      III.

                                   CONCLUSION

      For the foregoing reasons, Anderson requests that the Court decline the Trustee's request to confirm the Plan as submitted.

Dated:  August 14,  1998                  Respectfully submitted,

                                          GOLD BENNET & CERA LLP

                                                -and-

                                          NEILSEN & SENIOR


                                          By: /s/ Paul F. Bennett
                                             ------------------------
                                                Paul F. Bennett

                                          Attorneys for Equityholder
                                          C. Derek Anderson

                              Page 24 of 45 Pages

                                   SCHEDULE A

                     Identification of Transferred Claims --

                      In re BONNEVILLE PACIFIC CORPORATION

                         (Bankruptcy Case No. 91A-27701)

Claimant                                          Claim No.       Claim Amount

Prepetition Debenture Claims - Class 51
      US Nat'l ore/Williamette U                       3627           7,521.25


Debenture Claims - Class 6

      Donald Dyer                                       997           6,875.00
      Five C's Properties, Inc.                        2321         183,810.00
      George Morris                                    2323          24,682.50
      John Porter & Annette Porter                     4123          12,955.00
      Manzana Bors. LTD                                2324          49,182.00
      Stan Krehbiel                                    3550          18,150.00
      Tom Connor                                       2322         172,551.00
      William Bailey                                   1581           9,662.50

Sub-Total Class 5 & 6                                               485,389.75
                                                                --------------
Common Stock Distributed Class 5 & 6
                                                                       171,015
                                                                --------------
Purchase Price $2.00 per share                                     $342,030.00

-----------
      1 The classes are the same as defined in the Trustee's Amended Chapter 11 Plan for the Estate of Bonneville Pacific Corporation, dated April 22, 1998.

                              Page 25 of 45 Pages

Equity Claims - Class 9

      Alfred Gabower                                 476              4,075.00
      Chandralekha Makam                             302              4,028.75
      Clarence Millsap                              2406              7,797.00
      Cornershouse LP                                796             98,124.00
      Eric & Debra Judd                              999              7,777.84
      Edward Fridholm                               2253              8,400.00
      George Telford                                 306              3,655.25
      James & Carol Thomson                         2454              6,150.00
      James & Mary Fitch                             849              3,294.00
      Joseph Gould                                   775              2,560.50
      Kenneth Rovie                                 3470              3,149.00
      Lavern Berndt                                  710              3,656.00
      Margaret Lusinger                              758              3,502.23
      Richard Butler                                1947              5,291.50
      Susan Morris De Jong                          4039              3,093.00
      Tham Lin                                      1573              4,916.00
      Thomas Davies                                 4205              8,755.00
      Thomas Sands                                   349              3,873.05
      Utico Group, Inc.                              444            263,473.00
      Wiley & Pamela Zemis                          2091              1,156.25
      Crossroad LP                                   797             20,624.00


Sub-Total Class 9                                                   467,335.62
                                                              ----------------

Common Stock Distributed Class 9                                       124,128
                                                              ----------------

Purchase Price $2.00 per share                                     $248,256.00

                              Page 26 of 45 Pages

                             CERTIFICATE OF SERVICE


      I, Candy G. Windsor, hereby declare under penalty of perjury as follows:

      I am employed by Gold Bennett & Cera LLP, 595 Market Street, Suite 2300, San Francisco, California 94105. I am over the age of eighteen years and am not a party to this action.

      On August 14, 1998 I mailed copies of the foregoing OBJECTIONS OF C. DEREK ANDERSON TO TRUSTEE'S PLAN OF REORGANIZATION on all parties listed on the attached service list by causing true and correct copies of same to be enclosed in sealed envelopes addressed with sufficient First-Class postage affixed thereto and deposited in the United States Mail or as otherwise indicated.

      Executed August 14, 1998 at San Francisco, California.


                                          /s/ Candy G. Windsor
                                          --------------------------
                                          Candy G. Windsor

                              Page 27 of 45 Pages

                                  SERVICE LIST


Mimi Traynor                              James P. Ricciardi
Norwest Bank Minnesota, N.A.              GIBSON, DUNN & CRUTCHER
Sixth and Marquette                       200 Park Avenue
Minneapolis, MN 55479-0069                New York, NY 10166

Jeremy V. Richards                        Joseph Wagda
PACHULSKI, STANG, ZIEHL & YOUNG           547 Blackhawk Club Drive
Center City North Bldg.                   Danville, CA 94506
10100 Santa Monica Blvd., #1100
Los Angeles, CA 90067                     Noel S. Hyde
                                          NIELSEN & SENIOR
Robert B. Lochhead                        60 East South Temple, #1100
PARR, WADDOUPS, BROWN, GEE &              Salt Lake City, UT 84111
     LOVELESS
185 South State #1300                     George W. Pratt
Salt Lake City, UT 84111                  JONES, WALDO, HOLBROOK &
                                          McDONOUGH
BONNEVILLE PACIFIC CORPORATION            170 South Main, #1500
50 West Broadway, Suite 300               Salt Lake City, UT 84101
Salt Lake City, UT 84101

Roger C. Segal, Trustee                   Peter J. Kuhn
P.O. Box 11008                            Assistant U.S. Trustee
Salt Lake City, UT 84147-0008             9 Exchange Place, #100
                                          Salt Lake City, UT 84111

Vernon L. Hopkinson                       C. Derek Anderson
COHNE, RAPPAPORT & SEGAL                  Plantagenet Capital Management LLC
525 East 100 South, Ste. 500              220 Sansome Street, Suite 460
Salt Lake City, UT 84102                  San Francisco, CA 94104

VIA FEDERAL EXPRESS

Martin J. Bienenstock
WEIL GOTSHAL & MANGES, LLP
767 Fifth Avenue
New York, NY 10153

                              Page 28 of 45 Pages

                                                                       EXHIBIT 7
                                                                              to
                                                                    SCHEDULE 13D
VERNON L. HOPKINSON (3656)
COHNE, RAPPAPORT & SEGAL, P.C.
525 East 100 South, Suite 500
Salt Lake City, Utah 84102
Telephone: (801) 532-2666
General Counsel for the Trustee, Roger G. Segal

Martin J. Bienenstock
WEIL GOTSHAL & MANGES, L.L.P.
767 Fifth Avenue
New York, New York 10153
Telephone: (212) 310-8000
Special Plan Counsel for the Trustee


                      IN THE UNITED STATES BANKRUPTCY COURT

                   FOR THE DISTRICT OF UTAH, CENTRAL DIVISION



In re:                                    )
                                          )
BONNEVILLE PACIFIC CORPORATION,           )     Bankruptcy No. 91A-27701
                                          )
                  Debtor.                 )           (Chapter 11)



             TRUSTEE'S NOTICE OF STIPULATION RESOLVING OBJECTION OF
                   C. DEREK ANDERSON TO THE TRUSTEE'S AMENDED
              CHAPTER 11 PLAN AND NOTICE OF THE TRUSTEE'S SELECTION
                OF THE REMAINING MEMBER OF THE BOARD OF DIRECTORS
                           FOR THE REORGANIZED DEBTOR

      Roger G. Segal, the duly appointed qualified and acting Chapter 11 Trustee for the above-captioned Debtor, by and through his counsel of record, hereby states as follows:

                              Page 29 of 45 Pages

      1. The United States Bankruptcy Court for the District of Utah ("Bankruptcy Court") has scheduled a hearing on August 26, 1998 to consider the Confirmation (1) of the "Trustee's Amended Chapter 11 Plan for the Estate of Bonneville Pacific Corporation Dated April 22, 1998" (hereafter the "Plan").

      2. Pursuant to an order of the Bankruptcy Court entered on July 2, 1998, the last day in which to file objections to the Confirmation of the Plan was August 17, 1998. C. Derek Anderson on behalf of himself and certain affiliated entities (hereafter collectively "Anderson") was the only party-in-interest to object to Confirmation of the Plan.

      3. In order to avoid a contested Confirmation Hearing, and the expense and risk associated therewith,(2) and to resolve all other disputes between the Estate and Anderson, on August 20, 1998 the Trustee and Anderson entered into a Stipulation, a copy of which is attached hereto and incorporated herein as Exhibit "A", resolving, inter alia, Anderson's objections to the Plan.

      4. The Stipulation provides that Anderson withdraws his objections to the Confirmation of the Plan and consents to the Bankruptcy Court confirming the Plan. The Stipulation also provides that Anderson changes his votes (relating to the Claims and equity interests owned or controlled by Anderson) concerning the Plan so that instead of voting to reject the Plan, Anderson votes to accept

-----------
      1 Unless otherwise defined in this pleading, all capitalized terms used in this pleading shall have the meanings set forth in the Plan.

      2 Including the expenses and risk associated with Anderson appealing any Confirmation Order entered by the Bankruptcy Court.

                              Page 30 of 45 Pages
the Plan. If, pursuant to Rule 3018(a) of the Federal Rules of Bankruptcy Procedure,(3) the Bankruptcy Court permits Anderson to change his votes, then Class 11 (equity interests) will clearly have voted to accept the Plan (with almost 90% of all voted shares in favor of the Plan). If Class 11 is determined to have so voted, then each Class which voted on the Plan accepted the Plan by approximately 90% (in some Classes 100%) of both the amount and number of allowed claims or interests which voted. 11 U.S.C. Sections 1126(c) and (d). The Trustee will file a report on the tabulation of the votes (ballots) before the start of the Confirmation Hearing.

      5. The Stipulation also provides for a resolution of several other disputes between the Estate and Anderson. Specifically, Anderson will dismiss with prejudice the appeal of Anderson v. Halcyon, United States District Court for the District of Utah, Case No. 2:98-CV-00382; Anderson waives any "substantial contribution" claim (4) or claims for post-petition interest or attorneys' fees; and Anderson waives any claim for reconsideration of the December 9, 1997 order of the Bankruptcy

-----------
      3 The Trustee will request at the August 26, 1998 Confirmation Hearing that Anderson be permitted to so change his votes. If Anderson's votes were not changed, then while approximately 60% of the total number of shares that were voted (excluding the shares voted by the Trustee) voted to accept the Plan, such vote is slightly less than the two-thirds requirement set forth in 11 U.S.C.
Section 1126(d). If the Trustee's shares are counted, then Class 11 overwhelmingly voted to accept the Plan. In any event, pursuant to the Plan, Class 11 is deemed to have voted in favor of the plan because such Class is not impaired. 11 U.S.C. Section 1126(f).

      4 Over the years, the Trustee believes that Anderson has made contributions to the Estate. For example, during times in which Portland General or senior unsecured creditors were threatening actions that the Trustee did not believe to be in the best interest of the Estate, Anderson did take actions to discourage such threatened action; Anderson's conduct did, therefore, benefit the Estate. Anderson has also been instrumental in locating certain financially able third parties (e.g., Indeck Energy) who may, in the future, forge beneficial business relations with the Reorganized Debtor.

                              Page 31 of 45 Pages

Court "Denying the Substantial Contribution Claim of the Official Bondholders' Committee and Others".

      6. The Stipulation in addition provides that the Trustee pay Anderson $150,000.00 (5) at the Plan's Distribution Date and the Trustee will select, pursuant to Article 5.1(a) of the Plan, Harold H. Robinson, III as a member of the board of directors of the Reorganized Debtor.

      7. The resume of Harold H. Robinson, III is attached hereto and incorporated herein as Exhibit"B". With the selection of Mr. Robinson, the initial board of directors for the Reorganized Debtor, as set forth in the "Trustee's Designation of the Members of the Board of Directors for the Reorganized Debtor and Filing of Certain Plan Documents" dated and filed with the Bankruptcy Court on August 14, 1998 will be: (6)

            1. James W. Bernard;

            2. Ralph F. Cox;

            3. Harold E. Dittmer;

            4. Michael R. Devitt;

            5. Michael D. Fowler;

-----------
      5 At the August 26, 1998 Confirmation Hearing the Trustee will request that the Bankruptcy Court approve the Stipulation and approve of the Estate's payment to Anderson of such amount.

      6 If any of the listed seven (7) board members notify the Trustee before the Effective Date that he is unable or unwilling to so serve, then the Trustee may select any other person or persons, including himself, to so serve on the initial board of directors of the Reorganized Debtor.

                              Page 32 of 45 Pages

            6. Harold H. Robinson, III; and

            7. Steven H. Stepanek

      DATED this 21st day of August, 1998.

                                    COHNE, RAPPAPORT & SEGAL, P.C.


                                    /s/ Vernon L. Hopkinson
                                    -----------------------------------
                                    VERNON L. HOPKINSON, General Counsel
                                    for the Trustee, Roger G. Segal

                              Page 33 of 45 Pages

                             CERTIFICATE OF SERVICE

      I hereby certify that I am a member of and/or employed by the law firm of COHNE, RAPPAPORT & SEGAL, P.C. 525 East 100 South, Suite 500, P.O. Box 11008, Salt Lake City, Utah 84147-0008, and that in said capacity a true and correct copy of the foregoing was caused to be served upon all those listed on the Debtor's limited mailing matrix by mail and by facsimile transmission to the following on the 21st day of August, 1998.

John Bader                                Paul F. Bennett
Fax No. 212.935.1831                      Fax No. 415.777.5189

Peter J. Kuhn                             Robert Lochhead
Fax No. 801.524.5628                      Fax No. 801.532.7750

Joseph Wagda                              Martin J. Bienenstock
Fax No. 510.736.0975                      Fax No. 212.735.4919

Jeremy Richards                           C. Derek Anderson
Fax No. 310.201.0760                      Fax No. 415.433.6153


                                /s/ Diana Baswald
                              ---------------------------

                              Page 34 of 45 Pages

                                   EXHIBIT "A"

                             (Anderson Stipulation)

                              Page 35 of 45 Pages

              STIPULATION RESOLVING OBJECTIONS OF C. DEREK ANDERSON
            AND RELATED PARTIES TO TRUSTEE'S AMENDED CHAPTER 11 PLAN
                FOR THE ESTATE OF BONNEVILLE PACIFIC CORPORATION
                              DATED APRIL 22, 1998

      This Stipulation is entered into this 20th day of August, 1998, between Roger G. Segal (the "Trustee") as the Chapter 11 bankruptcy trustee for Bonneville Pacific Corporation ("Bonneville"), and C. Derek Anderson both individually and on behalf of Anderson Capital Management Inc., John J. Zappettini, Patricia Love Anderson, Plantagenet Capital Fund L.P., Plantagenet Capital Management L.L.C., Plantagenet Capital Partners II L.P. [sic], and Plantagenet Capital Partners, L.P. (collectively "Anderson").

                                    RECITALS

      A. Bonneville filed its voluntary petition for relief pursuant to Chapter 11 of the United States Bankruptcy Code on December 5, 1991. In re Bonneville Pacific Corporation, United States Bankruptcy Court for the District of Utah ("Bankruptcy Court"), Case No. 91A-27701. On June 12, 1992, the Trustee was appointed and at all times thereafter he has so served;

      B. The Trustee has filed with the Bankruptcy Court the "Trustee's Amended Chapter 11 Plan for the Estate of Bonneville Pacific Corporation Dated April 22, 1998" (hereafter the "Plan");

      C. On or about August 14, 1998 Anderson, as a Claimant (1) and an Interestholder, filed objections to the Confirmation of the Plan (hereafter the "Anderson Objection"); and

      D. After negotiations and in order to avoid the expense and uncertainty associated with 1) a contested confirmation hearing and 2) other disputes between the parties, the parties hereto have

-----------
      1 Unless otherwise defined in this Stipulation, all capitalized terms used in this Stipulation shall have the meanings set forth in the Plan.

                              Page 36 of 45 Pages
agreed to resolve all disputes between them concerning Bonneville in general and the Plan in particular.

      WHEREFORE, for good and valuable consideration, the Trustee and Anderson agree as follows:

      1. Anderson hereby withdraws the Anderson Objection and consents to the Bankruptcy Court entering an order Confirming the Plan so long as such Confirmation Order is consistent with the terms of this Stipulation.

      2. As set forth on Schedule "A" of the Anderson Objection, Anderson owns or controls a $7,521.25 Claim in Class 5; $477,868.50 in Claims (as calculated in column 1 of Exhibit "E" of the Plan) in Class 6; $467,335.62 in Claims (as calculated on Exhibit "H" of the Plan) in Class 9; and 1,880,300 [sic] shares of Existing Common Stock in Class 11 (hereafter collectively the "Anderson Claims"). While Anderson or his designees originally cast ballots relating to the Anderson Claims rejecting the Plan, Anderson hereby changes his vote so that all of the Anderson Claims are now voted to accept the Plan.

      3. At the Distribution Date and conditioned upon the Trustee having fully complied with this Stipulation, including but not limited to the Trustee making the Payment specified in paragraph 6 below, Anderson shall file a motion with the United States District Court for the District of Utah requesting that the appeal entitled C. Derek Anderson v. Halcyon/Alan B. Slifka Management Co. (aka Segal v. Anderson), Case No. 2:98-CV-00382, be dismissed with prejudice with all parties thereto to bear their own costs of suit. The Trustee stipulates to such a dismissal of the appeal. The Trustee agrees to seek a continuance (for a period of time sufficient to permit this Stipulation to be consummated) of his motion to dismiss the appeal, which motion is now scheduled to be heard by the District Court on August 24, 1998.

                              Page 37 of 45 Pages

      4. Except as otherwise expressly provided herein, at the Distribution Date and conditioned upon the Trustee having fully complied with this Stipulation, including but not limited to the Trustee making the Payment specified in paragraph 6 below, Anderson waives and releases all Claims possessed by Anderson of any kind whatsoever, whether known or unknown, against Bonneville, its Estate, the Trustee and the Trustee's Professionals. Without limiting the foregoing, such waiver and release includes, but is not limited to, any Claim possessed by Anderson for a) "substantial contribution" pursuant to 11 U.S.C.
Section 503(b), b) post-petition interest or attorneys' fees relating to any of the Anderson Claims, and c) reconsideration or relief from, whether pursuant to Rules 3008 or 9024 of the Federal Rules of Bankruptcy Procedure or Rule 60 of the Federal Rules of Civil Procedure, that certain order entered by the Bankruptcy Court on December 9, 1997 "Denying the Substantial Contribution Claim of the Official Bondholders Committee and Others".

      5. Pursuant to Article 5.1(a) of the Plan and conditioned upon Anderson having fully complied with the terms of this Stipulation, the Trustee hereby selects Harold H. Robinson, III to serve as a member of the board of directors of the Reorganized Debtor.

      6. At the Distribution Date and conditioned upon Anderson having fully complied with the terms of this Stipulation, the Trustee shall pay to Anderson the sum of one hundred and fifty thousand dollars ($150,000.00) (hereafter the "Payment").

      7. The Anderson Claims will be treated, allowed and be entitled to receive distributions as set forth in the Plan. The Trustee will not dispute or object to the Anderson Claims. (2)

-----------
      2 While Anderson's Class 9 claims  originally filed by Tham Lin (Claim No.
1573) and Thomas Davies (Claim No. 4205) are not disputed by the Trustee, a dispute may arise between Anderson and others concerning who is now the lawful owner of such assigned claims. See Article 11.3 of the Plan which provision shall apply to any such dispute between Anderson and any other potential assignee of such claims.

                              Page 38 of 45 Pages

      8. Except as otherwise expressly provided herein, at the Distribution Date and conditioned upon Anderson having fully complied with this Stipulation, the Trustee and Bonneville waive and release all Claims possessed by them of any kind whatsoever, whether known or unknown, against Anderson or any professionals retained by Anderson in connection with Bonneville's bankruptcy case.

      9. If the Bankruptcy Court does not approve this Stipulation in the Confirmation Order or the Plan does not become effective, then this Stipulation shall be null and void with Anderson, the Trustee and Bonneville being restored to all their respective rights and Claims as though this Stipulation had never been executed.

      10. This Stipulation shall not be construed to interfere with any rights that Anderson may possess in connection with the Gohler, et. al. v. Wood, et. al. class action litigation (United States District Court for the District of Utah, Case No. 92-C-181-S).

      11. This Stipulation constitutes the entire agreement between and among the parties. There are no representations, warranties, agreements, arrangements or undertakings, written or oral, between or among the parties hereto, relating to the subject matter of this Stipulation which are not fully expressed.

      12. This Stipulation shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

      13. No amendment, change or modification of this Stipulation shall be valid unless in writing signed by the parties or their respective successors and/or assigns.

      14. The Bankruptcy Court shall retain jurisdiction with respect to implementation and enforcement of the terms of this Stipulation and all parties hereto consent and submit to the

                              Page 39 of 45 Pages
jurisdiction of the Bankruptcy Court for purposes of interpreting, implementing and enforcing the settlement embodied in this Stipulation.

      15. This Stipulation shall be considered to have been negotiated, executed and delivered, and to be wholly performed in the State of Utah, and the rights and obligations of the parties to this Stipulation shall be construed and enforced in accordance with, and governed by, the internal substantive laws of the State of Utah and the United States Bankruptcy Code.

      16. C. Derek Anderson on his own behalf and on behalf of each of the individuals and entities collectively defined above as "Anderson" represents and warrants that he has the authority and power to execute and consummate this Stipulation and that none of the Anderson Claims or the Claims being released by Anderson as set forth in paragraph 4 of this Stipulation have been encumbered, transferred or assigned.

      17. The Trustee represents and warrants, subject to Bankruptcy Court approval of this Stipulation and the Plan becoming effective, that he has the authority and power to execute and consummate this Stipulation and that none of the Claims being released by the Trustee or Bonneville as set forth in paragraph 8 of this Stipulation have been encumbered, transferred or assigned.

      18. The parties hereto agree to pay their own expenses, including fees, and expenses of their respective legal counsel, incurred by them in connection with the drafting, execution and performance of this Stipulation.


                                    /s/ C. Derek Anderson
                                    -----------------------------------
                                    C. Derek Anderson, both individually
                                    and on behalf of Anderson Capital
                                    Management Inc., John J. Zappettini,
                                    Patricia Love Anderson, Plantagenet
                                    Capital Fund L.P., Plantagenet Capital
                                    Management L.L.C., Plantagenet Capital
                                    Partners II L.P. [sic], and Plantagenet
                                    Capital Partners, L.P.

                              Page 40 of 45 Pages

                                    BONNEVILLE PACIFIC CORPORATION


                                    /s/ Roger G. Segal
                                    ------------------------------------
                                    By:   Roger G. Segal
                                    Its:  Chapter 11 Trustee


APPROVED AS TO FORM AND CONTENT:

GOLD BENNETT & CERA L.L.P.


By: /s/ Paul F. Bennett
    -----------------------------------
      Paul F. Bennett
      Attorneys for Anderson

COHNE, RAPPAPORT & SEGAL, P.C.


By: /s/ Vernon L. Hopkinson
    -----------------------------------
      Vernon L. Hopkinson
      Attorney for the Trustee

                              Page 41 of 45 Pages

                                   EXHIBIT "B"

                       (Resume of Harold H. Robinson, III)

                              Page 42 of 45 Pages

                             HAROLD H. ROBINSON III
                                 3442 PINER ROAD
                              SANTA ROSA, CA 95401
                      TEL: 707-579-2938 -- FAX: 707-545-3625


                            PROFESSIONAL EXPERIENCE:

VENTURE CAPITALIST/MANAGEMENT CONSULTANT                           1991- PRESENT
HAROLD H. ROBINSON III, SANTA ROSA, CA

      Completed in excess of $55 million in financing for multiple companies

      Negotiated joint venture and technology transfer agreements in Japan, Thailand, Taiwan and Malaysia

      Represented technology, software, distribution, and manufacturing businesses

PRESIDENT AND COO/VICE CHAIRMAN                                        1983-1991
CALIFORNIA ENERGY COMPANY, INC., ("CE" ON NYSE)

      Full P&L responsibility for company operations

      Completed company's "Initial Public Offering" in 1986

      Completed full cycle of development, planning, construction and startup of $700 million, 240 megawatt electric power plant project, including negotiation of project finance transactions with Credit Suisse, NY

      Developed and implemented strategy to transform company from a geothermal service company into an asset rich, publicly-traded independent power producer

      Instituted company's first formal growth-oriented executive compensation plan and company-wide employee review program

      Implemented and managed a federal and state government legislative action program. Secured Congressional passage of extended Investment tax credits for geothermal projects

      Managed shareholder relations. Received over 75% shareholder approval of management's proposals

GENERAL MANAGER/IN-HOUSE LEGAL COUNSEL                                 1978-1982
HUNT KNIGHT PARTNERSHIP, SAN FRANCISCO AND LOS ANGELES, CA

      Personal legal advisor to the founders of the company

      Supervised in-house accounting staff, outside legal counsel and CPAs

      Supervised legal aspects of approximately 15 real estate syndications, aggregating over $300 million in value

      Project manager for the land assembly, contract negotiations, land purchase and financing/construction joint venture with Metropolitan Life/Lincoln Properties for a $65 million high-rise project in San Francisco

                              Page 43 of 45 Pages

HAROLD H. ROBINSON III -- Resume


GENERAL MANAGER/IN-HOUSE LEGAL COUNSEL                               1975 - 1977
CALIFORNIA ENERGY COMPANY, SANTA ROSA, CA

      Managed  operations  of  legal  affairs,   administrative  management  and
      shareholder relations

      Managed  company's  geothermal   development  service  contract  with  the
      government of Nicaragua

      Negotiated  and  supervised   in-country   attorneys  for  fee-for-service
      contract to the government of Ecuador

PRIVATE LAW PRACTITIONER                                             1972 - 1975
HAROLD H. ROBINSON III, ATTORNEY AT LAW, SAN FRANCISCO, CA

      Specialized in federal income tax matters as a California State Board Certified Tax Specialist

      Prepared SEC tax opinions for numerous tax shelter syndications involving equipment leasing, real estate and oil and gas matters

      Provided tax planning and completed transactions for real estate and general corporate matters for clients of the firm

FOUNDER/GENERAL PARTNER                                              1972 - 1974
AMERICAN PENSION PROPERTIES, SAN FRANCISCO, CA

      Perfected the "A" - "B" investment partnership concept for real estate investment transactions involving pension plans in the "A" Partnership and tax-shelter investors in the "B" Partnership

      Completed real estate transactions involving in excess of $50 million in real estate, including five construction projects

CO-FOUNDER/PRESIDENT/CHAIRMAN                                          1967-1972
CERTIFIED PLANS, INC., SAN FRANCISCO AND NEWPORT BEACH, CA

      Founded company to mass-market pension and profit sharing plans to self-employed individuals and corporations

      Started company with $4,000 initial investment and merged company into Automated Data Processing, Inc. for $8 million of ADP common stock; my share was 24%

      Created the "earmarked account" concept for pension plans

      Drafted and obtained IRS pre-approval of all plans documents

      Obtained delegation of all trust administration duties from bank trust department and performed al trust administration functions for all plans. Grew assets under administration from zero to $75 million in four years

      Created marketing materials for use by company to wholesale services through established life insurance companies, stock brokerage firms, and other financial planners

                              Page 44 of 45 Pages

HAROLD H. ROBINSON III  -- Resume


LAW ASSOCIATE                                                          1967-1968
BROBECK, PHLEGER & HARRISON, SAN FRANCISCO, CA

      Served at associate level in the tax group of the firm

      Performed legal services in pension and profit sharing matters to many of the firm's major clients including Wells Fargo Bank, Alexander & Baldwin, Inc. and Fiberboard

      Provided tax planning services to individual and corporate clients of the firm


                                   EDUCATION:

      LL.M.       New York University School of Law (Taxation)
      LL.B.       Hastings College of the Law
      B.A.        University of the Pacific (Chemistry)

LICENSURE, MEMBERSHIPS, AND ORGANIZATIONS:

      California State Bar Association
      Associates for Corporate Growth, San Francisco Chapter
      Wild Oak Saddle Club

MEMBER OF BOARD OF DIRECTORS:

      California Energy Company, Inc                     Inception to March 1991
      U.S. Electricar, Inc.                                            1994/1995

MEMBER OF ADVISORY BOARDS:

      Plantagenet
      Advocates for Primary Care, Inc.
      ZAP Power Systems
      North Bay Angels (Co-Founder)

                              Page 45 of 45 Pages